UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No.: 0-26059

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: March 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read instruction (on back page) Before Preparing Form.
Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BSML, INC.

Full Name of Registrant

Former Name if Applicable

460 North Wiget Lane

Address of Principal Executive Office (Street and Number)

Walnut Creek, California 94598

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, could not be filed without unreasonable effort or expense within the prescribed time period because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five days of the date the original report was due.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard DeYoung	(925)	941-6260
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No
The Company will file an amendment to its annual report for the fiscal year ended December 30, 2006, to include materials omitted from the report in anticipation of including such information in a proxy statement.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Schedule IV (3)
The Company’s Associated Centers business was sold in March 2006. The Company currently operates only through its Professional Teeth-Whitening Centers business. Accordingly, the Professional Teeth-Whitening & Associated Centers business results of operations must be reclassified for all prior periods in accordance with SFAS No, 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company is working to evaluate restated results for 2006, and for its quarterly results in 2005, to be submitted on Form 10K/A in order to correct errors in classification of income between continuing and discontinued operations in its original annual report filing. The contemplated restatement also affects the submission of the Company’s first quarterly report on Form 10-Q for the period ended March 31, 2007, insofar as information regarding 2006 will be presented. . However, it involves reclassification only and net income (loss) for prior periods will not change.

BSML, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May ___, 2007	By:
Richard DeYoung
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).